Exhibit 99.1

1Q 2005 Performance April 12, 2005 POSCO will pave the way for the future of the steel industry through the cost competitive and environment-friendly FINEX technology

Figures provided in this presentation are based on unaudited financial statements of the Company for the first quarter of 2005 and have been prepared solely for the convenience of investors. Certain contents in this presentation are subject to change during the course of auditing process. The financial data presented are based on POSCO's non-consolidated financial statements.

Table of Contents I. 1Q05 Operating Results II. Steel Industry Trends III. Key Management Activities IV. 2005 Business Plan

Production/Sales (Unit: Thou. Tons,%) Category Category 2004 2004 1Q05 Category Category 1Q04 4Q04 1Q05 YoY QoQ Molten Steel Molten Steel 6,757 7,004 6,675 ^1.2 ^4.7 Crude Steel Crude Steel 7,316 7,811 7,593 3.8 ^2.8 Products Products 7,255 7,477 7,436 2.5 ^0.5 Sales Volume Sales Volume 7,194 7,506 7,335 2.0 ^2.3 Domestic 5,282 5,757 5,512 4.4 ^4.3 Exports (%) 1,912 (26.6) 1,749 (23.3) 1,823 (24.9) ^4.7 - 4.2 - Inventory Inventory 361 346 375 3.9 8.4 ? Minimized impact of reduced production(BF refurbishment) via productivity gains Refurbishment of Gwangyang #2 BF (March 15, '05~ May 30, '05) Increased molten iron from other blast furnaces in Gwangyang Steel Works and enhanced crude steel production

Sales by Product (Unit: Thou. tons,%) Category 2004 2004 2005 1Q Category 1Q 4Q 2005 1Q YoY QoQ HR 2,598 2,579 2,290 ^11.8 ^11.2 Plates 804 917 873 8.6 ^4.8 Wire rods 508 516 519 2.2 0.6 CR 2,356 2,510 2,666 13.1 6.2 Electric Sheets 190 170 194 2.1 14.1 Stainless Steel 493 488 517 4.9 5.9 Others 245 326 276 12.7 ^15.3 Total 7,194 7,506 7,335 2.0 ^2.3 ? Increased sales of high-value-added products (e.g., CR, STS)

Financial Performance (Unit: KRW bn, %) Items Items 2004 2004 1Q05 Items Items 1Q04 4Q04 1Q05 YoY (%) QoQ (%) Sales Revenue Sales Revenue 4,285 5,609 5,656 32.0 0.8 COGS COGS 3,027 3,723 3,613 19.4 ^3.0 Operating Profit Operating Profit 1,008 1,614 1,776 76.2 10.0 OP Margin 23.5 28.8 31.4 - - Net Profit Net Profit 720 1,179 1,308 81.7 10.9 Net Margin 16.8 21.0 23.1 - - ? Continued earnings growth via price increases and strengthened KRW 1Q04 4Q04 1Q05 ASP increase (Thou. KRW) : 579 ^ 729 ^ 752 FX Rate (KRW/UDS) : 1,153.6 ^ 1,043.8 ^ 1,024.3

Capital Structure (Unit: KRW bn.) Items Items 2004 2004 1Q05 Items Items 1Q 4Q 1Q05 Total Assets Total Assets 18,566 21,367 21,713 Current Assets Fixed Assets 5,489 13,077 7,742 13,625 8,003 13,710 Total Liabilities Total Liabilities 5,214 5, 257 5,110 Borrowings 3,210 2,497 2,369 Shareholder's Equity Shareholder's Equity 13,352 16,110 16,603 Repayment of Debt : KRW bond & borrowings

Operating Margin (%) 23.5 24.2 31.4 1Q04 2Q 3Q 4Q 1Q05 32.0 30.9 37.8 EBITDA Margin (%) Key Ratios & Indices 25.0 28.8 32.7 35.4 Share Price (KRW) 1Q04 2Q 3Q 4Q 1Q05 162,000 171,500 149,000 187,000 (Quarterly End Share Price) 1Q04 2Q 3Q 4Q 1Q05 Debt Ratio (%) 1Q04 2Q 3Q 4Q 1Q05 39.1 31.9 30.8 36.5 32.6 201,000

Table of Contents I. 1Q05 Operating Results II. Steel Industry Trends III. Key Management Activities IV. 2005 Business Plan

Macro: Favorable climate continues, led by tight steel supply/demand Global Steel Industry '01 '02 '03 '04 '05(F) YoY growth (Unit: mn tons) Steel Demand (WSD/ March, '05) 896 788 838 0.3% 6.4% 6.9% 8.0% 968 7.1% 1,037 < Apparent Consumption of Steel Worldwide > 7.1% Demand : Stable global economy & strong China demand continues - China's demand growth : 16.4% ('04) ^ 13% ('05F) Supply : On stable demand outlook, a 7% growth in supply forecasted - Amidst slowing production growth by leading steelmakers, China should be a key swing-factor - Active capex on the back of improving financial results · Global industry capex : $46.9bn (2004(A), up 44% yoy) ^ $65bn (2005(F), up 41% yoy) 7.1%

Key Trends by Region

POSCO

❑ Tight supply/demand exacerbated in Japan and SE Asia; Correction in China, Europe

Europe

- ✓ Marginal weakness due to high inventories and slowing demand
  - · HR price (Germany) : €530(Jan) → 520(Mar)
  - · Difficulty in pushing thru 2Q price hike (~€15 level) reported (e.g., Arcelor)
- ✓ Efforts to manage regional supply via output cut by regional mills
- ✓ Plans to reflect raw material price hike on 3Q pricing

US

- ✓ Weaker price from rising inventory stemming from growing imports since 2H04
  - · HR price : $689(Jan) → 639(Mar)
  - - Weaker prices, despite flat steel price hike in April (e.g.,+$20 by Nucor)
- ✓ Expect price recovery towards end 2Q05, as regional mills reduce output while imports slow

China

- ✓ After recent price surge, price undergoing correction since March
  - · HR market price: $520(Jan) → 570(Mar) → 560(Apr)
- ✓ Regional mills (e.g., Bao Steel) raising price for 2Q shipment
  - · HR/CG (+$48), CR (+$60)

Japan

- ✓ Price strength continues amidst tight supply/demand
  - · Successful price hikes by BF steel producers
    - - Market (2Q05): +JPY10k
    - - Contract (Apr~Sep05) : +JPY10~15k
- ✓ BF steel producers expanding capacity under outlook of continued tightness of supply/demand

ASEAN

- ✓ Strong steel price from tighter regional supply/demand
  - · Key 2Q offered price (e.g., by Japanese BF producers) raised by $40~50
    - - CR exports (Japanese) : $720(1Q) → 760~770(2Q)
  - · Regional mills raised 2Q domestic prices
    - - Malaysia Mega Steel (HR) : +$40

(POSCO, April, '05)

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China Steel Industry

POSCO

China Steel Supply/Demand Forecast

(mn tons/YoY)

	'03	'04	'05 (F)
Steel Demand	271.4 (+28.3%)	312.3 (+15.7%)	355.7 (+13.9%)
Steel Production	240.1(+22.7%)	295.6 (+23.1%)	345.3 (+16.2%)
Steel Imports	37.2 (+56.0%)	29.3 (-21.2%)	29.2 (-0.3%)

(CSIA/ March, '05)

- Demand : Steady uptrend from sustained high-growth by manufacturing industries; demand from construction sector plateaus out
- Production : Expansion of 48mn tons on the back of ramp-up of 2004 new capacity and rising utilization
- Imports : Expect flat growth, centered around firm demand for high-grade steel

Outlook on China's Major Steel Consuming Sectors

- Autos : Production forecasted to rise 15% yoy on growing demand
- Appliances : Sustained growth behind new demand in intra-continent regions as well as replacement demand
- Shipbuilding : Record-high new orders & production currently being posted (2004 shipbuilding production estimated at 1/3 of Korea's)

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19.9 21.7 3.1 1.3 Prdn. Cons. Import Export 51.5 52.1 3.7 4.3 Prdn. Cons. Import Export (Unit: mn tons) <Jan. ~ Feb., 2005 China Steel Industry Trends> June, '04 Sep, '04 Dec., '04 Feb., '05 April, '05 HRC CRC ^ 423 535 ^ ^ 480 592 ^ ^ 518 669 ^ 749 ^ 771 ^ ^ 533 ^ 563 ? Net import maintained on flat steel, led by stable demand for high-quality steel ? Market Price / Inventory Trends ? Recent Trends of Steel Imports/Exports 31.6 30.4 0.6 3.0 Prdn Cons. Import Export = + (POSCO-China '05.3) Total Flats Longs 1,092 585 436 504 Shanghai market price (U$/ton) Huadong Province HR/CR inventory (thou. tons) China Steel Industry

2005 GDP growth of 4% forecasted, on delayed domestic consumption and slowing export growth Domestic Steel Industry GDP growth : 4.6% ('04) ^ 4.2% ('05) 14.7 '04 '05 Shipbuilding 9.3 1.1 '04 '05 13.8 4.4 '04 '05 Automobile Appliances 2.5 '04 '05(F) Construction (POSRI '05.4) < 2005 Domestic Production Outlook in Key Industries > 8.6 15,606 16,942 (Thou. G/T) 3,473 3,511 (Thou. units) 35,319 36,877 (KRW bn) 0.8 (KRW bn) 118,996 119,909 YoY (%) Demand for crude steel and flat steel to grow, while long products demand posts minimal growth Flat steel demand to rise by 3.2% , but long steel demand to fall 3.8%, resulting in 47mn tons of steel consumption Strong demand from shipbuilding, while slowing demand seen from autos, appliances and construction

Raw Materials ? Supply shortage continues due to China's surging demand for steel feedstocks ? Upward pressure in raw materials prices amidst oligopolistic industry structure and capacity constraints < China's raw material import forecast > < Trend in raw materials prices > '03 '05(F) '08(F) '10(F) 3 7 12 14 Iron ore Coals 148 228 298 356 39.5 23.0 19.4 46.2 56.5 125.0 '03 '04 '05(F) Iron ore Coals Nickels 9,120 14,100 14,600 Iron Ore : Morgan Stanley (Jan., '05) Coking Coal : China Coal Report (Mar., '05) (Unit: mn tons) (Unit:USD/ton) Australian Hamersley Fine Iron Ore Australian Hard Coking Coal LME

Table of Contents I. 1Q05 Operating Results II. Steel Industry Trends III. Key Management Activities IV. 2005 Business Plan

Key Management Activities 500 500 6,000 (120%) 3,500 (70%) 2,500 (50%) 2001 2002 2003 2004 8,000 (160%) 1,500 1,000 < DPS Trend by Year > The 37th AGM Cumulative voting and paper voting system introduced Dividend per share of KRW 8,000 Share Buyback 2005 Buyback : 1.74mn shares Period : Feb., 7 ~ May 6, 2005 ^ Post-buyback treasury balance: 8.7mn shares 2001 2002 2003 2004 2005 3% 3% 2% 2% 2,891 5,699 7,514 9,294 9,294 < Post-Price Hike Comparison of HR Prices > Domestic Export Import 2% 11,038 $585 $599 $600 < Treasury share buyback/cancellation > Domestic Price Increase Prices increased by 7~12% Applicable from April shipments ( Apr., '05) KRW (Nominal Dividend Rate) (thou. tons)

Capacity Expansion for STS HRC in Zhangjiagang Completion of STS CRC Plant in Qingdao ? STS Capacity: 600k tons/yr ? Benefits: Expansion of STS HRC supply to China ? Timetable : Jan., '05 ~ Aug., '06 ? Progress : Laid foundation, design/ manufacturing of machinery ordered STS CRC Capacity: 180k tons/yr Impact: ? Expanding STS CRC supply to northeast China Launch date : March, '05 ? Progress : In normal operation < Qingdao STS CR Plant > < Qingdao STS CR Plant > < Zhangjiagang STS HR Factory Site > Progress of Major Investment Projects

FINEX #1 Plant Construction STS Strip Casting Demo Plant Construction ? 1.5 mn tpa capacity ? Benefits: ? Lower capex · Bypassing coking & sintering processes ? Raw material cost reduction ? Reduction of pollutants ? Time table: - Aug., '04: Ground-breaking - Apr., '05: Machinery installations - Jun., '06: Test - Dec., '06: Commercial launch ? Completion rate : 12.5% 600k tpa capacity Benefits: ? Lower capex · Bypassing heating & rolling processes ? COGS reduction ? Improved quality ? Time table: - July, '04: Ground-breaking - Aug., '05: Complete production lines - Jun., '06: Launch ? Completion rate : 32% Completion of Hydroforming Facility ? 1mn parts per year Benefits: ? Lighter weight ? Cost reduction < Parts applicable for Hydroforming > 1 2 3 5 4 6 7 8 9 10 11 1. Hollow camshaft 2. Radiator frame 3. Engine cradle 4. Exhaust System 5. Front axle tube 6. Space frame 7. Seat frame 8. Rear axle 9. Suspension member 10. Pillar 11. IP beam etc. Progress of Major Investment Projects

Progress of Major Investment Projects

POSCO

Refurbishment of Gwangyang #2 BF

- Benefits
  - ✓ Expansion of BF capacity (460k/yr)
  - ✓ BF lifecycle lengthened (20+ yrs)
  - ✓ Increased electricity generation power
- Completion rate : 65%
  - Record-short refurbishment period for BF (77 days)

Construction of #5, #6 CGL

- Annual capacity: 450k tons (#5)
  400k tons (#6)
- Benefits
  - ✓ Capacity of 5mn tpa for automotive sheets by 2007
  - ✓ Supply domestic/overseas auto steel demand
- Completion rate
  - #5 CGL : 94% (~Aug., '05)
  - #6 CGL : 40% (~Jun., '06)

Construction of LNG Terminals

- Capacity of 1.7mn tpa
- Benefits
  - ✓ Stable supply of lower-cost fuel thru long-term LNG contracts
- Completion rate : 99%
  - Target launch: Jun., '05



< Installation of BF Herth Wall >



< #5 CGL Plant Construction Site >



< LNG Terminal >

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Table of Contents I. 1Q05 Operating Results II. Steel Industry III. Key Management Activities IV. 2005 Business Plan

2005 Business Plan (Unit: mn tons, KRW bn.) 2004 YoY Chg (%) 30.2 3.6 29.2 4.1 19,792 20.8 31.3 30.4 23,900 2005 (F) Production Sales Volume Revenue Above data represents company's internal financial targets and may be subject to change and should not be used for making investment decisions 2,277 79.5 4,088 Capex